Press release May 6, 2010 A solid position within export lending, strong underlying business performance Eksportfinans’ underlying business operations showed continued strong performance in the first quarter of 2010. The volumes of export related loans remain relatively high and the order book for 2010 is solid. Eksportfinans experienced a net profit excluding unrealized gains and losses of NOK 226 million in the first quarter of 2010, compared to NOK 218 million in the corresponding period in 2009. Net interest income was NOK 350 million as of March 31, 2010, compared with NOK 353 million as of March 31, 2009. "-Eksportfinans has a solid order book for 2010, and the company experienced a strong demand globally for its debt in the first quarter of 2010. We are very pleased that Eksportfinans continues to deliver strong underlying business performance”, says President and CEO in Eksportfinans, Gisele Marchand. Export Lending The maritime industry in Norway is still experiencing uncertainty with regards to future activity levels and the sector is experiencing substantial international competition. “-The launch of the support package from the Norwegian Government on April 30, 2010, including a reduction of the required Norwegian content to be included in export contracts financed by Eksportfinans from 50 to 30 percent may represent a useful tool for Norway’s maritime industry in a global market place in the years to come”, says Gisele Marchand. New disbursements of export-related loans from Eksportfinans were NOK 3.7 billion in the first quarter of 2010, compared to NOK 8.5 billion for the corresponding period in 2009. The volume of outstanding export loans was NOK 84.0 billion at March 31, 2010, compared to NOK 79.3 billion at March 31, 2009. Funding Eksportfinans experienced a strong demand globally for its debt in the first quarter of 2010. The company successfully launched a 3-year USD 1 billion global benchmark during the first quarter of 2010. Total new funding as of March 31, 2010 amounted to NOK 26.0 billion through 197 individual trades, compared with NOK 16.5 billion and 189 trades as of March 31, 2009. Results The total comprehensive income was negative NOK 194 million in the first quarter 2010, compared to positive NOK 2,022 million in the corresponding period of 2009 according to the international accounting standard IRFS. This negative result was due to the reversal of unrealized gains on Eksportfinans’ debt. International credit spreads continued to decline during the first quarter of 2010. This in turn led to a reversal of the net unrealized gains in the fair value of Eksportfinans’ own debt which was booked in 2008 and the beginning of 2009. While Eksportfinans booked unrealized

EKSPORT FINANS NORWAY

gains of NOK 2.7 billion on its own debt net of derivatives for the first quarter 2009, the corresponding figure for the equivalent period in 2010 was an unrealized loss of NOK 581 million. As of March 31, 2010, there was still NOK 1.2 billion of unrealized gains which will be reversed as unrealized losses in future periods. These unrealized losses do not in any material way affect the company's core capital.

Key Figures:

All figures are for Eksportfinans ASA. This also applies for comparative figures, which are for the parent company of the former Eksportfinans Group (Kommunekreditt Norge AS is not consolidated). The comparable financial ratios are for the parent company Eksportfinans ASA and have not previously been publicly presented.

	March 31, 2010	March 31, 2009
New export lending	NOK 3.7 billion	NOK 8.5 billion
New funding	NOK 26.0 billion	NOK 16.5 billion
Total assets	NOK 233.4 billion	NOK 270.2 billion
Capital adequacy	13.2%	11.1%
Net interest income	NOK 350 million	NOK 353 million
Total comprehensive income*	(NOK 194 million)	NOK 2,022 million
Profit/(loss) for the period from continuing operations	(NOK 194 million)	NOK 2,022 million

**Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.*

The complete 1st quarter report for 2010 is available at www.eksportfinans.no

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For further information, please contact:

President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.